Exhibit 99.1

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2,608,783.07
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

NOTICE OF AN EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS
ON March, 4th 2005

Sent by Mail

Ladies and Gentlemen,

You are cordially invited to attend the Extraordinary General Meeting (the “Meeting”) of the shareholders of FLAMEL TECHNOLOGIES (the “Company”) which will be held on March 4th, 2005 at 10.30 a.m. at the registered office of the Company, with the following agenda :

1.	Reading of report of the Board of Directors and special report of the Statutory Auditor; authorization to be granted to the Board in order to grant 1,500,000 stock options in favor of aemployees of the Company or of certain of them and in favor of certain executive officers; authorization to be granted to the Board to issue 1,500,000 shares and increase the share capital accordingly; delegations of powers to be granted to the Board accordingly;

2.	Issuance of 40,000 warrants (BSA), at a subscription price of 0.01 euro each, reserved to Messrs. Trepo, de Gennes and Lehn for respectively 20,000 warrants, 10,000 warrants and 10,000 warrants; reading of the report of the Board of Directors and the special report of the Statutory Auditor; canceling as a consequence the preemptive rights of the shareholders, the warrant holders and any holder of any security giving access to the share capital, to the subscription of these warrants (BSA); authorizing the Board of Directors to proceed with the capital increase subsequent to the exercise of these warrants (BSA);

3.	Proposal of share capital increase in favor of the employees as contemplated by article L. 443-5 of the Labor Code and authorization to be granted to the Board of Directors in respect thereto; reading of the report of the Board of Directors and the special report of the Statutory Auditor; canceling as a consequence the preemptive rights of the shareholders, the warrant holders and any holder of any security giving access to the share capital, for the benefit of the employees contemplated in article L. 443-5 of the Labor Code;

4.	Powers and proxies.

Please note that in the event that you are not able to attend the meeting, you may either grant a proxy to your spouse or to another shareholder, who will be attending the meeting, or vote by mail. You may also address a proxy to the Company without indicating any representative. In this latter case, please note that the Chairman of the meeting will thus (i) vote in favor of the resolutions approved by the Board of Directors and

(ii) vote unfavorably for the other resolutions, which would have not been approved by the Board. If you wish to vote in another way, you shall give a proxy to a representative, who will agree to vote as you require.

Under no circumstances, will you be allowed to return to the Company a document including both instructions of vote by mail and by proxy.

The voting instructions will not be taken into account unless the above-mentioned document, duly filled out, reaches the Company at least three days before the Shareholders’ meeting.

THE BOARD OF DIRECTORS

IMPORTANT :

IF YOU EXPECT NOT TO BE PRESENT AT THE MEETING, YOU MAY COMPLETE AND PROMPTLY RETURN THE FORM OF PROXY AND VOTE BY MAIL (DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION), WHICH IS ENCLOSED FOR YOUR CONVENIENCE.

PLEASE NOTE THAT ANY ABSTENTION EXPRESSED IN THE FORM OF PROXY AND VOTE BY MAIL (DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION) OR RESULTING FROM THE ABSENCE OF INDICATION OF VOTE WILL BE DEEMED TO BE AN UNFAVORABLE VOTE TO THE PROPOSED RESOLUTION.

IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON MARCH 4TH, 2005, SHAREHOLDERS WILL BE INVITED TO VOTE ON A MEETING WHICH WILL BE HELD ON MARCH 11th, 2005 ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE .

Quorum required under French law

The required quorum for extraordinary resolutions is one third (33%) of the total outstanding shares with voting rights, upon first call of the shareholders’ meeting. If such quorum is not met, the Board of Directors will give a second notice of shareholders’ Meeting. At this second Meeting,which shall not take place earlier than six days after the first meeting, the required quorum is one fourth (25%) of the total outstanding shares with voting rights.

Enclosed documents:

•	Draft resolutions to be presented to the extraordinary shareholders’ meeting;

•	Report of the Board of Directors;

•	Table of the Company’s results for the last five financial years;

•	Form of proxy and vote by mail;

•	Document and information request form.